Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Section 4.11)

TO:    Deloitte LLP, Chartered Professional Accountants
AND TO:    KPMG LLP, Chartered Professional Accountants
AND TO:    Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission of New Brunswick
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Notice is hereby given, pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), of a change of auditor of Baytex Energy Corp. (the "Corporation") from Deloitte LLP (the "Former Auditor") to KPMG LLP (the "Successor Auditor") effective as of June 23, 2016.

The Former Auditor has resigned as auditor of the Corporation at the request of the Corporation. The Audit Committee of the Corporation has recommended to the Board of Directors of the Corporation that the Successor Auditor be appointed to fill the vacancy in the office of auditor created by the resignation of the Former Auditor until the next annual meeting of shareholders of the Corporation.

The Corporation further reports there were no reservations in the Former Auditor's reports on the Corporation's financial statements for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the date of resignation of the Former Auditor.

There are no "reportable events", including "disagreements", "consultations", or "unresolved issues" (as defined in Section 4.11 of NI 51-102), between the Corporation and the Former Auditor.

The change of auditor and the recommendation to appoint the Successor Auditor has been approved by the Audit Committee and the Board of Directors of the Corporation.

DATED this 23rd day of June, 2016.

Baytex Energy Corp.

(signed) "James L. Bowzer"	(signed) "Rodney D. Gray"
James L. Bowzer President and Chief Executive Officer	Rodney D. Gray Chief Financial Officer